EXHIBIT 99.1

Clementia to Present at the Jefferies 2018 Global Healthcare Conference

MONTREAL, May 31, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced that Clarissa Desjardins, Ph.D., chief executive officer and founder of Clementia, will present at the Jefferies Global Healthcare Conference on Friday, June 8, 2018 at 11:00 a.m. ET in New York City.

A webcast of the presentation will be available in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available for 30 days following the call.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Strategic Communications
+1-910-777-3049